May 2, 2013

By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attention:	Mr. Jim Rosenberg,
Senior Assistant Chief Accountant

Re:	Principal Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 13, 2013
File No. 001-16725

Dear Mr. Rosenberg:

On behalf of Principal Financial Group, Inc., this letter responds to the comments of the Division of Corporation Finance of the Securities and Exchange Commission contained in your letter dated April 4, 2013, concerning the company’s annual report on Form 10-K, referenced above. In order to facilitate your review of our responses, we have repeated your comments in bold in numerical order, immediately followed by our responses in plain text. For your reference, additional proposed disclosure has been shaded.

General

1. Please note that we will review Part III information that you intend to incorporate by reference into your Form 10-K when filed. We may have further comments after reviewing the information, and we will not be able to clear our review of your filing until we have the opportunity to resolve any potential comments.

RESPONSE:

The company’s definitive proxy statement on Form DEF 14A was filed with the Commission via EDGAR on April 10, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Investment Results
U.S. Investment Operations, page 65

2. You state “We also seek to reduce call or prepayment risk arising from changes in interest rates in individual investments. We limit our exposure to investments that are prepayable without penalty prior to maturity at the option of the issuer and we require additional yield on these investments to compensate for the risk that the issuer will exercise such option. We assess option risk in all investments we make and, when we take that risk, we price for it accordingly.” Provide us proposed disclosure to be included in future periodic reports that quantifies the amount of fixed maturity investments that are subject to call or redemption features at the issuer’s option and the weighted average interest rate being earned on these callable or redeemable debt securities.

RESPONSE:

We propose to revise our disclosure similar to the following to be included in future periodic reports.

We also seek to manage call or prepayment risk arising from changes in interest rates in individual investments.  We assess and price for call or prepayment risks in all of our investments and monitor these risks in accordance with asset/liability management policies.

The amortized cost and weighted average yield, calculated using amortized cost, of non-structured fixed maturity securities that will be callable at the option of the issuer, excluding securities with a make-whole provision, was XX million and XX% as of (month/date/year).  In addition, residential mortgage-backed pass-through securities, residential collateralized mortgage obligations, and asset-backed securities – home equity are subject to prepayment risk, which totaled XX million and had a weighted average yield of XX% as of (month/date/year).

Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk, page 80

3. You state on page 36 and 45 that the low interest rate environment has impacted the profitability of certain products you offer and returns on your investments and that a sustained low interest rate environment would reduce the growth in net income. Please provide us disclosure to be included, in MD&A, in future periodic reports that quantifies the impact of this known trend or uncertainty on your future operating results.

RESPONSE:
We propose to include disclosure similar to the following within Item 7A, “Quantitative and Qualitative Disclosures About Market Risk,” (which is and will remain referenced within MD&A) commencing with our Form 10-K for the period ending December 31, 2013. We believe that it is appropriate to include the information below within Item 7A, rather than the MD&A, because the information is closely related to the discussion of interest rate risk and guaranteed minimum interest rates within Item 7A.

Assuming a hypothetical scenario where investment yields remain at the December 31, 2013 levels for the period from January 1, 2014 through December 31, 2015, we estimate that the impact from reinvesting in such an environment could reduce our margin of investment income above our interest credited to our liabilities (“investment margins”) for our domestic business by approximately $xx million and $xx million during the 12 months ending December 31, 2014 and 2015, respectively, compared to our investment margins during the 12 month period ended December 31, 2013. This hypothetical scenario reflects only the impact related to the approximately $xx billion of in-force contracts with guaranteed minimum interest rates shown above, and does not reflect potential impacts on our DAC asset and other actuarial balances.

4. Please provide us proposed disclosure to include in future periodic reports which quantifies the distribution of guaranteed rates e.g. less than 1%, 1-3%, 3-5%, above 5% etc. by insurance product account values.

RESPONSE:
Within Item 7A, we currently include a table that provides detail on the differences between the interest rates currently being credited to contract holders and the respective guaranteed minimum interest rates, broken down by segment. Commencing with our Form 10-K for the period ending December 31, 2013, we plan to reformat this table to provide a further breakdown by guaranteed rates, as shown below:
The following table provides detail on the differences between the interest rates being credited to contract holders as of December 31, 2013, and the respective guaranteed minimum interest rates (GMIRs), broken down by GMIR level within our Retirement and Investor Services and U.S. Insurance Solutions segments.

Account Values (in millions) (1)
Excess of Current Crediting Rate Over GMIR
		Up to 0.50%	0.51% - 1.00%	1.01% - 2.00%	More than 2.00%
	At GMIR	Above GMIR	Above GMIR	Above GMIR	Above GMIR	Total
Guaranteed minimum interest rate
Retirement and Investor Services
Up to 1.00%	$xxx	$xxx	$xxx	$xxx	$xxx	$xxx
1.01% - 2.00%	$xxx	$xxx	$xxx	$xxx	$xxx	$xxx
2.01% - 3.00%	$xxx	$xxx	$xxx	$xxx	$xxx	$xxx
3.01% to 4.00%	$xxx	$xxx	$xxx	$xxx	$xxx	$xxx
Subtotal	$xxx	$xxx	$xxx	$xxx	$xxx	$xxx

US Insurance Solutions
Up to 1.00%	$xxx	$xxx	$xxx	$xxx	$xxx	$xxx
1.01% - 2.00%	$xxx	$xxx	$xxx	$xxx	$xxx	$xxx
2.01% - 3.00%	$xxx	$xxx	$xxx	$xxx	$xxx	$xxx
3.01% to 4.00%	$xxx	$xxx	$xxx	$xxx	$xxx	$xxx
4.00% to 5.01%	$xxx	$xxx	$xxx	$xxx	$xxx	$xxx
Subtotal	$xxx	$xxx	$xxx	$xxx	$xxx	$xxx

Total	$xxx	$xxx	$xxx	$xxx	$xxx	$xxx
Percentage of Total	xx%	xx%	xx%	xx%	xx%	xx%

(1) Includes only the account values for products with GMIRs and discretionary crediting rates; excludes policy loans
5. Please provide us disclosure to include in future periodic reports which illustrates the spread between the interest rates being credited to contract holders and investment yield for each insurance product with guaranteed minimum interest rates, for each period presented. On page 45 you state that primarily your fixed deferred annuity, general account group annuity and universal life insurance products include guaranteed minimum interest rates.
RESPONSE:
We respectfully submit that, with the additional disclosures to be included in future periodic reports as proposed in the responses to comments three and four, set out above, we have provided meaningful and insightful disclosure concerning our discretionary guaranteed minimum interest rate business within the low interest rate environment. Within our response to comment three, we have proposed to provide a forward-looking estimate (using the most recently completed fiscal year as a baseline) of the potential impact of a continued low interest rate environment on the spreads between our investment income and the interest credited to contract holders with guaranteed minimum interest rate products. In our response to comment four, we have proposed to provide in considerable detail the differences between the interest rates credited to contract holders with guaranteed minimum interest rate products and said minimum rates.
Notes to Consolidated Financial Statements
Note 13. Stockholders’ Equity
Dividend Limitations, page 164

6. In addition to the restrictions on the amount of dividends paid from Principal Life to Principal Financial Group, Inc. that you have disclosed, please provide us proposed disclosure to be included in future periodic reports to comply with Rule 4-08(e) of Regulation S-X to also disclose the nature of restrictions and the amount of the retained earnings or net income restricted or free of restriction for payment of dividends by Principal Financial Group, Inc. to its stockholders.

RESPONSE:

We are not subject to any significant restriction that limits our ability to pay a Common Stock dividend.  In response to your comment, we will include additional disclosure similar to the following within our Stockholders’ Equity footnote disclosure, commencing with our Form 10-K for the period ending December 31, 2013.
Dividend Limitations

The declaration and payment of Common Stock dividends by the Company is subject to the discretion of its Board of Directors and will depend on the Company’s overall financial condition, results of operations, capital levels, cash requirements, future prospects, receipt of dividends from Principal Life (as described below), risk management considerations and other factors deemed relevant by the Board.  There are no significant restrictions that limit the payment of dividends by the Company, except those generally applicable to corporations incorporated in Delaware.

Under Iowa law, Principal Life may pay stockholder dividends only from the earned surplus arising from its business and must receive the prior approval of the Commissioner to pay a stockholder dividend if such a stockholder dividend would exceed certain statutory limitations. In general, the current statutory limitation is the greater of 10% of Principal Life's policyholder surplus as of the preceding year-end or the net gain from operations from the previous calendar year. Based on this limitation and 2012 statutory results, Principal Life could pay approximately $603.9 million in stockholder dividends in 2013 without exceeding the statutory limitation.

*    *    *    *    *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure contained in our periodic reports filed pursuant to the Securities Exchange Act of 1934, and that your comments or our changes to disclosure in response to your comments do not foreclose the Commission from taking any action with respect to our reports. Further, we acknowledge that we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have completed your review of our response, please call me if you have any questions or comments.

Sincerely,

/s/ Terrance J. Lillis

Terrance J. Lillis
Senior Vice President and Chief Financial Officer
(515) 247-4885

cc:	Dana Hartz (Securities and Exchange Commission)
Lisa Vanjoske (Securities and Exchange Commission)